                                                                   ------------------------------
                               UNITED STATES                                OMB APPROVAL
                    SECURITIES AND EXCHANGE COMMISSION             ------------------------------
                          Washington, D.C. 20549                   OMB Number 3235-0145
                                                                   ------------------------------
                                                                   Expires:   February 28, 2009
                                                                   ------------------------------
                                                                   Estimated average burden
                                                                   hours per response . . . 11

                              INITIAL SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                                  Anesiva, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    03460L100
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                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |x|       Rule 13d-1(b)

                  Rule 13d-1(c)

                  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                PAGE 1 OF 9 PAGES

----------------------                                    ---------------------
CUSIP No. 03460L100                 13G                   Page  2  of  9  Pages
----------------------                                    ---------------------

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    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           Manulife Financial Corporation

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada

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                       5     SOLE VOTING POWER

                             -0-
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              -0-
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 -0-
       With            --------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          None, except through its indirect, wholly-owned subsidiaries, John
          Hancock Advisers, LLC and MFC Global Investment Management (U.S.), LLC
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          See line 9, above.
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 2 OF 9 PAGES

----------------------                                    ---------------------
CUSIP No. 03460L100                 13G                   Page  3  of  9  Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           John Hancock Advisers, LLC

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             -0-
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              879,900
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 -0-
       With            ---------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             879,900
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           879,900
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           4.3%
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 3 OF 9 PAGES

----------------------                                    ---------------------
CUSIP No. 03460L100                 13G                   Page  4  of  9  Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           MFC Global Investment Management (U.S.), LLC

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             258,000
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              879,900
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 258,000
       With            ---------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             879,900
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,137,900
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.6%
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 4 OF 9 PAGES

Attention:  Intentional  misstatements  or omissions of fact constitute  Federal criminal violations (See 18 U.S.C. 1001)

   Item 1(a)    Name of Issuer:
                Anesiva, Inc.

   Item 1(b)    Address of Issuer's Principal Executive Offices:
                650 Gateway Boulevard
                South San Francisco, California  94080

   Item 2(a)    Name of Person Filing:
                This filing is made on behalf of Manulife Financial Corporation ("MFC"), and MFC's indirect, wholly-owned subsidiaries, John Hancock Advisers, LLC ("JHA") and MFC Global Investment Management (U.S.), LLC ("MFC Global (U.S.)").

   Item 2(b)    Address of the Principal Offices:
                The principal business offices of MFC are located at 200 Bloor Street, East, Toronto, Ontario, Canada, M4W 1E5. The principal business offices of JHA are located at 601 Congress Street, Boston, Massachusetts 02210. The principal business offices of MFC Global (U.S.) are located at 101 Huntington Street, Boston, Massachusetts 02199.

   Item 2(c)    Citizenship:
                MFC is organized and exists under the laws of Canada.
                JHA and MFC Global (U.S.) are organized and exist under the laws of the State of Delaware.

   Item 2(d)    Title of Class of Securities:
                Common Stock

   Item 2(e)    CUSIP Number:
                03460L100

   Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                MFC:     (g) (X) Parent  Holding  Company,  in accordance  with
                                 ss.240.13d-1(b)(ii)(G).

                JHA:     (e) (X) Investment  Adviser registered under ss.203 of
                                 the Investment Advisers Act of 1940.

                MFC Global
                (U.S.):  (e) (X) Investment  Adviser registered under ss.203 of the Investment Advisers Act of 1940.

   Item 4       Ownership:

                (a) Amount Beneficially  Owned: JHA has beneficial  ownership of
                    879,900 shares and MFC Global (U.S.) has beneficial ownership of 1,137,900 shares of Common Stock. Through its parent-subsidiary relationship to JHA and MFC Global (U.S.), MFC may be deemed to have beneficial ownership of these same shares.


                           PAGE 5 OF 9 PAGES

               (b) Percent of Class: Of the 20,299,720 shares outstanding as of
                   October 20, 2006, according to the issuer's quarterly report on form 10-Q for the period ended September 30, 2006, JHA held 4.3% and MFC Global (U.S.) held 5.6%. The aggregate percentage held as of December 31, 2006 (after eliminating double counting as a result of shared investment or voting discretion) by all reporting persons was 5.6%.

               (c) Number of shares as to which the person has:

                   (i)  sole power to vote or to direct the vote:
                        MFC Global (U.S.) has sole power to vote or to direct the voting of 258,000 shares it beneficially owns.

                   (ii) shared power to vote or to direct the vote:
                        JHA has shared power to vote or to direct the voting of the shares it beneficially owns. MFC Global (U.S.) has shared power to vote or to direct the voting of 879,900 shares it beneficially owns.

                   (iii)sole power to dispose or  to direct the disposition of:
                        MFC Global (U.S.) has sole power to dispose or to direct the disposition of 258,000 shares it beneficially owns.

                   (iv) shared power to dispose or to direct the disposition of:
                        JHA has shared power to dispose or to direct the disposition of the shares it beneficially owns. MFC Global (U.S.) has shared power to dispose or to direct the disposition of 879,900 shares it beneficially owns.

   Item 5       Ownership of Five Percent or Less of a Class:
                Not applicable.

   Item 6       Ownership of More than Five Percent on Behalf of Another Person:
                Not applicable.

   Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
                Company:
                See Items 3 and 4 above.

   Item 8       Identification and Classification of Members of the Group:
                Not applicable.

   Item 9       Notice of Dissolution of a Group:
                Not applicable.

   Item 10      Certification:
                By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                             PAGE 6 OF 9 PAGES

                                 SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                 Manulife Financial Corporation


                                 By:      /s/ Scott A. Lively
                                 Name:    Scott A. Lively
Dated: February 1, 2007          Title:   Attorney in Fact*


                                 John Hancock Advisers, LLC


                                 By:      /s/ Francis V. Knox Jr.
                                 Name:    Francis V. Knox Jr.
Dated: February 1, 2007          Title:   Vice President and Chief Compliance
                                          Officer


                                 MFC Global Investment Management (U.S.), LLC


                                 By:      /s/ Francis V. Knox Jr.
                                 Name:    Francis V. Knox Jr.
Dated: February 1, 2007          Title:   Vice President and Chief Compliance
                                          Officer

* Signed pursuant to a Power of Attorney dated January 31, 2007 included as Exhibit B to this Schedule 13G.



                                PAGE 7 OF 9 PAGES

EXHIBIT A
                             JOINT FILING AGREEMENT
                             ----------------------

     Manulife Financial Corporation, John Hancock Advisers, LLC and MFC Global Investment Management (U.S.), LLC agree that the Initial Schedule 13G to which this Agreement is attached, relating to the Common Stock of Anesiva, Inc., is filed on behalf of each of them.


                                 Manulife Financial Corporation


                                 By:      /s/ Scott A. Lively
                                 Name:    Scott A. Lively
Dated: February 1, 2007          Title:   Attorney in Fact*


                                 John Hancock Advisers, LLC


                                 By:      /s/ Francis V. Knox Jr.
                                 Name:    Francis V. Knox Jr.
Dated: February 1, 2007          Title:   Vice President and Chief Compliance
                                          Officer


                                 MFC Global Investment Management (U.S.), LLC


                                 By:      /s/ Francis V. Knox Jr.
                                 Name:    Francis V. Knox Jr.
Dated: February 1, 2007          Title:   Vice President and Chief Compliance
                                          Officer

* Signed pursuant to a Power of Attorney dated January 31, 2007 included as Exhibit B to this Schedule 13G.


                                PAGE 8 OF 9 PAGES

EXHIBIT B
                                POWER OF ATTORNEY
                                -----------------

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Emanuel Alves, Lynn Dyer and Scott A. Lively, and each of them, with full power to act without the others, its true and lawful attorneys-in-fact and agents, with full power of substitution, for it and in its name, place and stead, in any and all capacities, to sign any and all instruments, schedules, certificates, agreements and documents, and amendments to the foregoing, that may be necessary, desirable or appropriate to be executed on its behalf, pursuant to Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

     IN WITNESS WHEREOF, this power of attorney has been signed as of the 31st day of January 2007.


                                   Manulife Financial Corporation



                                   By: /s/ J-P. Bisnaire
                                       ---------------------
                                       Name: J-P. Bisnaire
                                       Title: Senior Executive Vice President,
                                       Business Development and General Counsel








                                PAGE 9 OF 9 PAGES